Seth K. Weiner
April 30, 2015	404-504-7664
skw@mmmlaw.com
VIA EDGAR	www.mmmlaw.com

Mr. Tom Kluck, Legal Branch Chief
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Re:    Griffin-American Healthcare REIT 4, Inc.
Draft Registration Statement on Form S-11
Submitted February 10, 2015
CIK No. 0001632970

Dear Mr. Kluck:

On behalf of Griffin-American Healthcare REIT 4, Inc. (the “Company”), please find transmitted herewith for filing the Company’s revised Draft Registration Statement on Form S-11, as submitted confidentially with the Securities and Exchange Commission (the “Commission”) on April 30, 2015 (CIK No. 0001632970) (the “Registration Statement”).

The revised Registration Statement is being filed principally in response to comments of the Commission’s staff (the “Staff”) set forth in the Commission’s letter dated March 12, 2015. The headings and numbered paragraphs below correspond to the headings and numbered paragraphs of the Commission’s letter. References to page numbers (other than in headings taken from the Commission’s letter) are to pages of the Prospectus (the “Prospectus”) as revised and included in the revised Registration Statement.

On behalf of the Company, we respond to the specific comments of the Staff as follows:

General

Comment No. 1: We note your analysis beginning on page 20, on page 37 in the risk factors section and again beginning on page 94, regarding why you believe your planned investment activities will permit you and your subsidiaries to maintain an exemption from registration under the Investment Company Act of 1940. Please provide us with a detailed analysis of the exemption that you and your subsidiaries intend to rely on and how your investment strategy will support that exemption. Please note that we will refer your response to the Division of Investment Management for further review.

Response: The Company submits that it intends to conduct its operations, and the operations of the Company’s operating partnership and any other subsidiaries, so that no such entity meets the definition of an “investment company” under Section 3(a)(1) of the Investment Company Act of 1940, as amended (the “Investment Company Act”). Under the Investment Company Act, in relevant part, a company is an “investment company” if:

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Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

•	pursuant to Section 3(a)(1)(A), it is, or holds itself out as being, engaged primarily, or proposes to engage primarily, in the business of investing, reinvesting or trading in securities; or

•
pursuant to Section 3(a)(1)(C), it is engaged, or proposes to engage, in the business of investing, reinvesting, owning, holding or trading in securities and owns or proposes to acquire “investment securities” having a value exceeding the 40% test. “Investment securities” excludes U.S. Government securities and securities of majority-owned subsidiaries that are not themselves investment companies and are not relying on the exception from the definition of investment company under Section 3(c)(1) or Section 3(c)(7) of the Investment Company Act.

The Company intends to primarily engage in the business of investing in real estate assets; however, its portfolio may include, to a much lesser extent, other real estate-related investments. The Company also may acquire real estate assets through investments in joint venture entities, including joint venture entities in which the Company may not own a controlling interest. The Company anticipates that its assets generally will be held in wholly and majority-owned subsidiaries of the Company, each formed to hold a particular asset. The Company intends to monitor its operations and its assets on an ongoing basis in order to ensure that neither the Company, nor any of its subsidiaries, meet the definition of “investment company” under Section 3(a)(1) of the Investment Company Act. Among other things, the Company will attempt to monitor the proportion of its portfolio that is placed in investments in securities.

The Company believes that neither it nor its operating partnership will be considered investment companies under Section 3(a)(1)(A) of the Investment Company Act because neither of these entities will engage primarily or hold themselves out as being engaged primarily in the business of investing, reinvesting or trading in securities. Rather, the Company, through its operating partnership, will be primarily engaged in non-investment company businesses related to real estate. Consequently, the Company expects that it and its operating partnership will be able to conduct their respective operations such that neither entity will be required to register as an investment company under the Investment Company Act.

In addition, because the Company is organized as a holding company that will conduct its business primarily through the Company’s operating partnership, which in turn is a holding company that will conduct its business through its subsidiaries, the Company intends to conduct its operations, and the operations of the Company’s operating partnership and any other subsidiary, so that the Company will not meet the 40% test under Section 3(a)(1)(C) of the Investment Company Act. The determination of whether an entity is a majority owned subsidiary of the Company or its operating partnership will be made by the Company. The Investment Company Act defines a majority owned subsidiary of a person as a company 50% or more of the outstanding voting securities of which are owned by such person, or by another company which is a majority owned subsidiary of such person. The Investment Company Act further defines voting securities as any security presently entitling the owner or holder thereof to vote for the election of directors of a company. The Company intends to treat companies that it may establish and in which the Company owns at least a majority of the outstanding voting securities as majority owned subsidiaries for purposes of the 40% test.

Even if the value of real estate held by any of the Company’s wholly owned or majority owned subsidiaries were to be less than 60% of their respective total assets, the Company expects that such subsidiaries would be able to rely on the exclusion from the definition of “investment company” provided

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

by Section 3(c)(5)(C) of the Investment Company Act. Section 3(c)(5)(C), as interpreted by the staff of the Commission, would require the Company’s subsidiaries to invest at least 55% (the “55% basket”) of its portfolio in “mortgage and other liens on and interests in real estate,” which are referred to herein as “qualifying real estate assets,” and maintain an additional 25% of its assets in qualifying real estate assets or other real estate-related assets (the “25% basket”).

For purposes of the exclusions provided by Sections 3(c)(5)(C), the Company will classify the investments made by its subsidiaries based on no-action letters issued by the Commission staff and other Commission interpretive guidance. Whole loans will be classified as qualifying real estate assets, as long as the loans are “fully secured” by an interest in real estate at the time the Company’s subsidiary originates or acquires the loan, but loans with loan-to-value ratios in excess of 100% will be considered to be real estate-related assets that come within the 25% basket. The Company will treat mezzanine loan investments as qualifying real estate assets so long as they are structured as “Tier 1” mezzanine loans in accordance with the criteria set forth in the Capital Trust, Inc., SEC No-Action Letter (May 24, 2007), that is: (1) the loan is made specifically and exclusively for the financing of real estate; (2) the loan is underwritten based on the same considerations as a second mortgage and after the subsidiary performs a hands-on analysis of the property being financed; (3) the subsidiary as lender exercises ongoing control rights over the management of the underlying property; (4) the subsidiary as lender has the right to readily cure defaults or purchase the mortgage loan in the event of a default on the mortgage loan; (5) the true measure of the collateral securing the loan is the property being financed and any incidental assets related to the ownership of the property; and (6) the subsidiary as lender has the right to foreclose on the collateral and through its ownership of the property-owning entity become the owner of the underlying property.

Consistent with guidance issued by the Commission staff, the Company will consider a participation in a whole mortgage loan to be a qualifying real estate asset only if (1) the Company’s subsidiary has a participation interest in a mortgage loan that is fully secured by real property; (2) the Company’s subsidiary has the right to receive its proportionate share of the interest and the principal payments made on the loan by the borrower, and its returns on the loan are based on such payments; (3) the Company’s subsidiary invests only after performing the same type of due diligence and credit underwriting procedures that it would perform if it were underwriting the underlying mortgage loan; (4) the Company’s subsidiary has approval rights in connection with any material decisions pertaining to the administration and servicing of the loan and with respect to any material modification to the loan agreements; and (5) in the event that the loan becomes non-performing, the Company’s subsidiary has effective control over the remedies relating to the enforcement of the mortgage loan, including ultimate control of the foreclosure process, by having the right to: (a) appoint the special servicer to manage the resolution of the loan; (b) advise, direct or approve the actions of the special servicer; (c) terminate the special servicer at any time with or without cause; (d) cure the default so that the mortgage loan is no longer non-performing; and (e) purchase the senior loan at par plus accrued interest, thereby acquiring the entire mortgage loan.

Consistent with guidance issued by the Commission staff, the Company will treat its joint venture investments as qualifying assets that come within the 55% basket only if the Company has the right to approve major decisions affecting the joint venture; otherwise, they will be classified as real-estate related assets that come within the 25% basket.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

With respect to construction loans which are funded over time, the Company will consider the outstanding balance (i.e., the amount of the loan actually drawn) as a qualifying real estate asset. The Commission staff has not issued no-action letters specifically addressing construction loans. If the Commission or its staff takes a position in the future that is contrary to the Company’s classification, the Company will modify its classification accordingly.

The Company will treat investments by its subsidiaries in securities issued by companies primarily engaged in the real estate business, interests in securitized real estate loan pools, loans fully secured by a lien on the subject real estate and additional assets of the real estate developer (which may include equity interests in the developer entity and a pledge of additional assets of the developer including parcels of undeveloped or developed real estate), and any loans with a loan-to-value ratio in excess of 100% as real estate-related assets that come within the 25% basket. Commercial mortgage-backed securities and collateralized debt obligations will also be treated as real estate-related assets that come within the 25% basket.

The treatment of any other investments as qualifying real estate assets and real estate-related assets will be based on the characteristics of the underlying collateral and the particular type of loan (including whether the Company has foreclosure rights with respect to those securities or loans that have underlying real estate collateral) and will be consistent with Commission staff guidance.

In the event that one or more wholly owned or majority owned subsidiaries were to acquire assets that could make such entity fall within the definition of an investment company under Section 3(a)(1) of the Investment Company Act, the Company does not expect that its interests in such subsidiaries would exceed 40% of the Company’s total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Nonetheless, if such interest were to exceed the 40% test, the Company believes that it would still qualify for an exclusion from registration pursuant to Section 3(c)(6) of the Investment Company Act. Although the Commission staff has issued little interpretive guidance with respect to Section 3(c)(6), the Company believes that it and its operating partnership may rely on Section 3(c)(6) if at least 55% of the Company’s assets consist of, and at least 55% of the income is derived from, qualifying real estate assets.

Finally, as part of the Company’s advisor’s obligations under the advisory agreement, the advisor will review the Company’s investment activity and take appropriate actions to attempt to ensure that the Company does not come within the application of the Investment Company Act. In particular, the advisor will monitor the Company’s real estate-related investments to ensure continued compliance with one or more exemptions from “investment company” status under the Investment Company Act and, depending on the particular characteristics of those investments and the Company’s overall portfolio, the advisor may be required to limit the percentage of the Company’s assets represented by securities and other real estate-related investments.

Comment No. 2: Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectus. Such graphics and pictorial representations should not be included in any preliminary prospectus distributed to prospective investors prior to our review.

Response: The Company submits that the only graphics, maps, photographs and related captions or other artwork, including logos, that it intends to use in the Prospectus at this time are the logo of the Company

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

(which is used on the front and back covers of the Prospectus as well as on Exhibit B to the Prospectus), the organizational chart in the “Prospectus Summary — Conflicts of Interest” section of the Prospectus, the graphs contained in the “Investment Objectives, Strategy and Criteria — Real Estate Investments” section of the Prospectus, the graphs contained in the “Investment Objectives, Strategy and Criteria — Demographic Investing” section of the Prospectus and the graphs contained in the “Prior Performance Summary — Programs Sponsored by Griffin Capital — Private Programs — Overview” section of the Prospectus. The Company undertakes to submit the Company’s logo, the organizational chart and the aforementioned graphs in a supplemental filing and to submit any additional examples of graphics, maps, photographs and related captions or other artwork, if any, to the Staff for review prior to using them in any preliminary Prospectus.

Comment No. 3: Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Response: The Company will submit to the Staff copies of all written communications, as defined in Rule 405 under the Securities Act, that the Company, or anyone authorized to do so on the Company’s behalf, presents to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications.

Comment No. 4: Please be advised that you are responsible for analyzing the applicability of the tender offer rules, including Rule 13e-4 and Regulation 14E, to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with relief granted by the Division of Corporation Finance in prior no action letters. See, for example, T REIT Inc. (Letter dated June 4, 2001) and Wells Real Estate Investment Trust II, Inc. (Letter dated December 3, 2003). To the extent you have questions as to whether the program is entirely consistent with the relief previously granted by the Division of Corporation Finance, you may contact the Division’s Office of Mergers and Acquisitions.

Response: In accordance with the Staff’s comment, the Company has reviewed the applicability of the tender offer rules, including Rule 13e-4, Regulation 14E and the relevant no-action letters, to its share repurchase plan in determining that the plan is consistent with relief granted by the Division of Corporation Finance in prior no-action letters.

Comment No. 5: We note that you may conduct the share repurchase program during the offering period of the shares being registered under this registration statement. Please be advised that you are responsible for analyzing the applicability of Regulation M to your share repurchase program. We urge you to consider all the elements of your share repurchase program in determining whether the program is consistent with the class relief granted by the Division of Trading & Markets in the class exemptive letter granted Alston & Bird LLP dated October 22, 2007. To the extent you have questions as to whether the program is entirely consistent with that class exemption you may contact the Division of Trading & Markets.

Response: In accordance with the Staff’s comment, the Company has reviewed all elements of its share repurchase plan in determining that the program is consistent with the class relief granted by the Division of Trading & Markets in the class exemptive letter granted to Alston & Bird LLP dated October 22, 2007.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

Comment No. 6: Please confirm that you will submit to us any sales literature that is to be used in connection with this offering prior to use, including sales literature intended for broker-dealer use only. Please be aware that we will need time to review these materials. In addition, note that sales materials must set forth a balanced presentation of the risks and rewards to investors and should not contain any information or disclosure that is inconsistent with or not also provided in the prospectus. For guidance, refer to Item 19.D of Industry Guide 5.

Response: The Company will provide the Staff with all sales literature proposed to be used in connection with the Company’s offering of securities pursuant to the Registration Statement, including sales literature intended only for broker-dealer use. The Company is aware of the requirements of Item 19.D of Industry Guide 5.

Prospectus Summary

Distribution Policy, page 18

Comment No. 7: We note that you plan to pay distributions on a monthly basis. Please revise to explain when you expect to initiate such distributions.

Response: The Company has revised the “Prospectus Summary — Distribution Policy” and “Description of Capital Stock — Distribution Policy” sections of the Prospectus contained in the revised Registration Statement to disclose that as of the date of the Prospectus, the Company has no plans regarding when distributions will commence. However, the Company intends to supplement the Prospectus once it has determined any intended payment of distributions.

Estimated Use of Proceeds, page 57

Comment No. 8: We note your discussion in footnote 4 to the tabular disclosure regarding the variance in the acquisition fee. As such, please include the maximum fee in the use of proceeds table or explain the basis for the estimated figure in reliance on the 2% figure. We may have further comment.

Response: The Company submits that the full 2.25% of the contract purchase price is provided in the “Estimated Use of Proceeds” table in the Prospectus contained in the Registration Statement. The acquisition fee is based on the contract purchase price of the investment, not the gross offering proceeds. Therefore, in order to calculate the amount of the acquisition fee for purposes of the “Estimated Use of Proceeds” section of the Prospectus, a company must first calculate the amount that is available to be invested in assets (the last line in the “Estimated Use of Proceeds” table) and then calculate the acquisition fee based on that amount. In the case of the Company, the amount of the acquisition fee that is disclosed in the “Estimated use of Proceeds” section of the Prospectus is based on the full 2.25% of the contract purchase price (i.e., 2.25% of the “Amount Invested in Assets” in the table). It just happens to be the case that the amount of the acquisition fee at the 2.25% level is approximately (although not exactly) 2.0% of the gross offering proceeds provided in the first row of the “Estimated Use of Proceeds” table.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

Compensation of Directors and Officers

Executive Compensation, page 65

Comment No. 9: We note that you do not intend to pay any compensation “directly” to your executive officers or other key officer; however, we note your earlier discussion of reimbursement for services relating to “the investment and management of [y]our assets.” In addition, in future filings that require Item 402 or Item 404 of Regulation S-K disclosure, please disclose the amount of fees paid to the advisor, break out the amounts paid pursuant to the base management fee, relevant construction/property management fees and the reimbursement provision.

Response: In future filings that require disclosure pursuant to Item 402 or Item 404 of Regulation S-K, the Company will disclose the amount of fees paid to the advisor and break out the amounts paid pursuant to the base management fee, relevant construction/property management fees and the reimbursement provision.

Investment Objectives, Strategy and Criteria, page 77

Real Estate Investments, page 78

Comment No. 10: We note your discussion in the risk factors section regarding plans to acquire properties outside of the United States. Please supplement your disclosure to more fully describe the geographical areas in which you plan to operate.

Response: The Company submits that it does not have any current focus regarding the foreign geographical areas in which it may make investments. Therefore, the Company is unable to provide any more specific information regarding foreign investments at this time. However, if the Company intends to focus on any particular foreign countries or geographical regions, the Company intends to supplement the Prospectus to disclose such focus and to add any risk factors applicable to investments in such foreign countries or geographical regions.

Ownership Interests, page 75

Comment No. 11: We note your disclosure in this section and elsewhere in the prospectus regarding your outstanding shares of common stock. It appears that the outstanding common stock was purchased at less than the offering price of the common stock in the registration statement. In light of this disclosure, please advise us why Item 506 of Regulation S-K dilution disclosure is not required. We may have further comment.

Response: The Company submits that the outstanding shares of common stock consist of 22,222 shares of common stock purchased by the Company’s advisor for $200,000. These shares were purchased for the same offering price presented in the Registration Statement, net of selling commissions and dealer manager fees, which is also the same price at which affiliates may purchase shares in the offering, as disclosed in the “Plan of Distribution” section of the Prospectus contained in the Registration Statement. As with all such purchases, the net offering proceeds received by the Company are not affected by the elimination of selling commissions and dealer manager fees. As a result, the Company respectfully believes that there is no dilution caused by this initial investment by the Company’s advisor.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

Conflicts of Interest

Interests in Other Real Estate Programs, page 106

Comment No. 12: Please revise your disclosure to clarify, if true, that the programs and entities described in this section directly compete with you.

Response: The Company has revised the “Conflicts of Interest — Interests in Other Real Estate Programs” section of the Prospectus contained in the Registration Statement to note that the Company may compete with the programs discussed in such section for investors, properties and/or tenants. The Company also notes that a further discussion of such competition and the allocation policies regarding competing programs is contained in the “Conflicts of Interest — Griffin-American Healthcare REIT III, Inc.,” “Conflicts of Interest — NorthStar Asset Management Group, Inc.” and “Conflicts of Interest — Allocation Policies” sections of the Prospectus contained in the Registration Statement.

Prior Performance Summary

Program Co-Sponsored by American Healthcare Investors and Griffin Capital, page 110

General

Comment No. 13: Please revise your disclosure to indicate the total number of investors in each of the referenced programs or advise.

Response: The Company notes that the “Prior Performance Summary” section of the Prospectus contained in the Registration Statement already indicates the total number of investors in each of the programs referenced therein. For example, the disclosure notes that the funds raised by Griffin-American Healthcare REIT II, Inc. “were raised from approximately 65,406 investors,” the funds raised by Griffin-American Healthcare REIT III, Inc. “were raised from approximately 19,971 investors” as of December 31, 2014 and the funds raised by Griffin Capital Essential Asset REIT, Inc. were raised from “approximately 29,000 stockholders” as of December 31, 2014. Information regarding the number of investors in each of the prior privately-offered programs is also provided in the description of each program within the “Prior Performance Summary” section of the Prospectus.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Property Acquisitions, page 127

Comment No. 14: We note that you record the above or below market component of acquired in-place leases when the difference between the lease payment and estimate of market rents is greater than 10%, and in the case of renewals, only assume renewals for below market rents when the rent option is greater than 5% below market rent. Please tell us the accounting literature relied upon in determining the thresholds for recording above and below market rents, as well as assuming option renewals. Further, please tell us what analysis was performed supporting your representation that leases less than 5% below market at acquisition would not renew.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

Response: The Company submits that the thresholds utilized for both above/below market leases and renewals are based upon evidence that the Company’s external valuation specialists have gathered over the past ten years. Most market participants active in the buying and selling of institutional assets recognize that the numerous characteristics of each lease (rent, term, concessions, rent steps, recoveries, etc.) can vary, and that precision for valuing each lease during acquisition underwriting will vary within thresholds of plus or minus 10%.

The idea that renewals below 5% of the market rate would be exercised is again derived from institutional participants and their underwriting of tenant options, based on the recognition that renewal options generally do not provide for renewal tenant improvement allowances. Therefore, unless there is some discount below market rent (5% is the industry-recognized threshold), the tenant will generally opt for a market-negotiated rent with market renewal tenant improvement allowances rather than a fixed option rent with no allowance. However, 5% is not a bright line test that ultimately determines whether the fixed rate renewal option will be exercised. The Company also uses numerous qualitative considerations, and the ultimate determination is made on a case-by-case basis based on all facts and circumstances of the specific lease. The Company considers factors such as the length of the lease in place, the contractual ability of the tenant to sublease their space during the renewal term, the economic conditions of the area in which the property is located, performance of the property, performance of the individual tenant and any known facts or circumstances surrounding the tenant’s business operations.

For example, a tenant may inform the Company at the time of acquisition that they will not be exercising their renewal option or that the likelihood of exercising their renewal option is very low due to poor tenant performance even though the fixed-rate renewal option rent is greater than the 5% threshold noted above. In such a case, the Company would not assume a renewal, despite the below market rent renewal option.

Accordingly, the use of a bright line test is only a starting point for the Company’s assessment of the likelihood of renewal; however, the Company also considers a number of qualitative factors that weigh into the determination of whether such renewal option will be exercised.

Liquidity and Capital Resources, page 129

Comment No. 15: You indicate that a primary source of funds will be borrowings. To the extent any relevant terms are known prior to effectiveness although not finalized, please provide such material terms including amounts available, related interest rates, maturity dates, restrictions on future business activities, and any other material terms.

Response: At this time, the Company has not determined any sources of borrowings. If the terms of any relevant borrowings are known to the Company prior to effectiveness of the offering, even if such terms are not finalized, the Company hereby undertakes to provide the material terms of such borrowings in a subsequent pre-effective amendment to the Registration Statement.

Mr. Tom Kluck
Securities and Exchange Commission
April 30, 2015

Prior Performance Tables — Griffin Capital Corporation

Table I — Experience in Raising and Investing Funds, page A-8

Comment No. 16: Please tell us why you have excluded the information related to the follow-on offering which commenced in April 2013 for Griffin Capital Essential Asset REIT, Inc. We note the inclusion of such amounts within Table II.

Response: The Company has revised the Prior Performance Tables attached as Exhibit A to the Prospectus contained in the Registration Statement to include information regarding the follow-on offering by Griffin Capital Essential Asset REIT, Inc.

Part II. Information Not Required in Prospectus

Item 36. Financial Statements and Exhibits, page II-3

Comment No. 17: Please submit all exhibits as promptly as possible. If you are not in a position to file legal and tax opinions with the next amendment, please provide draft copies for us to review. The drafts should be filed as EDGAR correspondence.

Response: The Company intends to file executed versions of the legal and tax opinion as exhibits to the Registration Statement prior to effectiveness of the Registration Statement. As such, forms of the legal and tax opinions are attached hereto as Exhibits A and B, respectively. With respect to the remaining exhibits to the Registration Statement, the Company hereby undertakes to submit such exhibits as promptly as possible.

* * * * *

Thank you for your consideration of the Company’s response to the Staff’s comments. We appreciate your review and assistance. If you have any questions regarding this response, please do not hesitate to call the undersigned at (404) 504-7664.

Best regards,

MORRIS, MANNING & MARTIN, LLP

/s/ Seth K. Weiner

Seth K. Weiner

cc:    Jeffrey T. Hanson
Cora Lo, Esq.

EXHIBIT A

See attached.

VENABLE LLP

______________, 2015

Griffin-American Healthcare REIT 4, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

Re:	Registration Statement on Form S-11 (File No. 333- )

Ladies and Gentlemen:

We have served as Maryland counsel to Griffin-American Healthcare REIT 4, Inc., a Maryland corporation (the “Company”), in connection with certain matters of Maryland law arising out of the registration of 315,789,474 shares (the “Shares”) of Common Stock, $0.01 par value per share, of the Company (the “Common Stock”) covered by the above-referenced Registration Statement, and all amendments thereto (the “Registration Statement”), filed by the Company with the Securities and Exchange Commission (the “Commission”) under the Securities Act of 1933, as amended (the “1933 Act”). 300,000,000 Shares (the “Primary Offering Shares”) are issuable in a primary offering (the “Offering”) pursuant to subscription agreements (the “Subscription Agreements”) and 15,789,474 Shares (the “Plan Shares”) are issuable pursuant to the Company’s Distribution Reinvestment Plan (the “Plan”), subject to the right of the Company to reallocate Shares between the Offering and the Plan as described in the Registration Statement.

In connection with our representation of the Company, and as a basis for the opinion hereinafter set forth, we have examined originals, or copies certified or otherwise identified to our satisfaction, of the following documents (herein collectively referred to as the “Documents”):

1.    The Registration Statement and the related form of prospectus included therein (including, without limitation, the form of Subscription Agreement attached thereto as Exhibit B and the Plan attached thereto as Exhibit C) in the form in which it was transmitted to the Commission under the 1933 Act;

2.    The charter of the Company (the “Charter”), certified by the State Department of Assessments and Taxation of Maryland (the “SDAT”);

3.    The Bylaws of the Company, certified as of the date hereof by an officer of the Company;

4.    A certificate of the SDAT as to the good standing of the Company, dated as of a recent date;

Griffin-American healthcare REIT 4, Inc.
, 2015

5.    Resolutions adopted by the Board of Directors of the Company relating to the sale, issuance and registration of the Shares (the “Resolutions”), certified as of the date hereof by an officer of the Company;

6.    A certificate executed by an officer of the Company, dated as of the date hereof; and

7.    Such other documents and matters as we have deemed necessary or appropriate to express the opinion set forth below, subject to the assumptions, limitations and qualifications stated herein.

In expressing the opinion set forth below, we have assumed the following:

1.    Each individual executing any of the Documents, whether on behalf of such individual or another person, is legally competent to do so.

2.    Each individual executing any of the Documents on behalf of a party (other than the Company) is duly authorized to do so.

3.    Each of the parties (other than the Company) executing any of the Documents has duly and validly executed and delivered each of the Documents to which such party is a signatory, and such party’s obligations set forth therein are legal, valid and binding and are enforceable in accordance with all stated terms.

4.    All Documents submitted to us as originals are authentic. The form and content of all Documents submitted to us as unexecuted drafts do not differ in any respect relevant to this opinion from the form and content of such Documents as executed and delivered. All Documents submitted to us as certified or photostatic copies conform to the original documents. All signatures on all Documents are genuine. All public records reviewed or relied upon by us or on our behalf are true and complete. All representations, warranties, statements and information contained in the Documents are true and complete. There has been no oral or written modification of or amendment to any of the Documents, and there has been no waiver of any provision of any of the Documents, by action or omission of the parties or otherwise.

5.    The Shares will not be issued or transferred in violation of any restriction or limitation on transfer and ownership of shares of stock of the Company contained in Article VII of the Charter.

6.    Upon the issuance of any of the Shares, the total number of shares of Common Stock issued and outstanding will not exceed the total number of shares of Common Stock that the Company is then authorized to issue under the Charter. We note that, as of the date hereof, there are more than 315,789,474 shares of Common Stock available for issuance under the Charter.

Based upon the foregoing, and subject to the assumptions, limitations and qualifications stated herein, it is our opinion that:

1.    The Company is a corporation duly incorporated and existing under and by virtue of the laws of the State of Maryland and is in good standing with the SDAT.

Griffin-American healthcare REIT 4, Inc.
, 2015

2.    The issuance of the Primary Offering Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Subscription Agreements and the Registration Statement, the Primary Offering Shares will be validly issued, fully paid and nonassessable.

3.    The issuance of the Plan Shares has been duly authorized and, when and if issued and delivered against payment therefor in accordance with the Resolutions, the Plan and the Registration Statement, the Plan Shares will be validly issued, fully paid and nonassessable.

The foregoing opinion is limited to the laws of the State of Maryland and we do not express any opinion herein concerning any other law. We express no opinion as to compliance with any federal or state securities laws, including the securities laws of the State of Maryland, or as to federal or state laws regarding fraudulent transfers. To the extent that any matter as to which our opinion is expressed herein would be governed by the laws of any jurisdiction other than the State of Maryland, we do not express any opinion on such matter. The opinion expressed herein is subject to the effect of judicial decisions which may permit the introduction of parol evidence to modify the terms or the interpretation of agreements.

The opinion expressed herein is limited to the matters specifically set forth herein and no other opinion shall be inferred beyond the matters expressly stated. We assume no obligation to supplement this opinion if any applicable law changes after the date hereof or if we become aware of any fact that might change the opinion expressed herein after the date hereof.

This opinion is being furnished to you for submission to the Commission as an exhibit to the Registration Statement. We hereby consent to the filing of this opinion as an exhibit to the Registration Statement and to the use of the name of our firm therein. In giving this consent, we do not admit that we are within the category of persons whose consent is required by Section 7 of the 1933 Act.

Very truly yours,

EXHIBIT B

See attached.

___________, 2015

Griffin-American Healthcare REIT 4, Inc.
18191 Von Karman Avenue, Suite 300
Irvine, California 92612

Re: Tax Opinion for REIT Status and Registration Statement on Form S-11

Dear Ladies and Gentlemen:

We have acted as counsel to Griffin-American Healthcare REIT 4, Inc., a Maryland corporation (the “Company”), in connection with the filing of the registration statement on Form S-11, Registration No. 333-_______, as such registration statement may be further amended from time to time (the “Registration Statement”), with the Securities and Exchange Commission (the “Commission”), relating to the proposed offering of up to 315,789,474 shares of common stock, $0.01 par value per share (the “Shares”), of the Company.

The opinions set forth in this letter are based on relevant provisions of the Internal Revenue Code of 1986, as amended (the “Code”), the regulations promulgated thereunder by the U.S. Department of the Treasury (including proposed and temporary regulations), and interpretations of the foregoing as expressed in court decisions, administrative determinations, and the legislative history, all as of the date hereof. These provisions and interpretations are subject to differing interpretations or change at any time, which may or may not be retroactive in effect, and which could adversely affect our opinions. In this regard, an opinion of counsel with respect to an issue represents counsel’s best judgment as to the outcome on the merits with respect to such issue, is not binding on the Internal Revenue Service (the “IRS”) or the courts, and is not a guarantee that the IRS will not assert a contrary position with respect to an issue, or that a court will not sustain such a position if asserted by the IRS.

In connection with rendering the opinions expressed below, we have examined originals (or copies identified to our satisfaction as true copies of the originals) of the following documents: (1) the Registration Statement; (2) the Company’s Articles of Incorporation, as amended and filed as an exhibit to the Registration Statement; (3) the Company’s bylaws, as amended and filed as an exhibit to the Registration Statement (the “Bylaws”); (4) the Agreement of Limited Partnership, as amended, of Griffin-American Healthcare REIT 4 Holdings, LP (the “Operating Partnership”); and (5) such other documents as may have been presented to us by the Company from time to time. In addition, we have relied upon the factual representations contained in the Company’s officer’s certificate, dated as of the date thereof, executed by a duly appointed officer of the Company (the “Officer’s Certificate”), setting forth certain representations and covenants relating to the organization and proposed operation of the Company, the Operating Partnership, and their respective subsidiaries (collectively, the Officer’s Certificate and the documents described in the immediately preceding sentence are referred to herein as the “Relevant Documents”).

Morris, Manning & Martin, LLP

We have assumed, with your consent, that (i) all of the factual representations, covenants and statements set forth in the Relevant Documents are true, correct and complete, (ii) any representation or statement made in the Officer’s Certificate as being made “to the knowledge of” or “in the belief of” any person or similarly qualified is true, correct and complete without such qualification, (iii) all of the obligations imposed by any such documents on the parties thereto have been and will be performed or satisfied in accordance with their terms, and (iv) the Company, the Operating Partnership, and their respective subsidiaries (if any) each will be operated in the manner described in the Relevant Documents and all terms and provisions of such agreements and documents will be complied with by all parties thereto. Further, we have assumed and relied on your representations that the information presented in the Relevant Documents accurately and completely describes all material facts relevant to our opinion. We have not undertaken any independent inquiry into, or verification of, these facts for the purpose of rendering this opinion. While we have reviewed all representations made to us to determine their reasonableness, we have no assurance that they are or will ultimately prove to be accurate. No facts have come to our attention, however, that would cause us to question the accuracy or completeness of such facts or the Relevant Documents in a material way. Our opinion is conditioned on the continuing accuracy and completeness of such representations, covenants and statements. Any material change or inaccuracy in the facts referred to, set forth, or assumed herein or in the Relevant Documents may affect our opinions and may render such opinions inapplicable.

We also have assumed the legal capacity of all natural persons, the genuineness of all signatures, the proper execution of all documents, the authenticity of all documents submitted to us as originals, the conformity to originals of documents submitted to us as copies, and the authenticity of the originals from which any copies were made. Where documents have been provided to us in draft form, we have assumed that the final executed versions of such documents will not differ materially from such drafts.

Based upon and subject to the foregoing, we are of the opinion that:

(i) commencing with the Company’s taxable year ending December 31, 2015, or the first year in which the Company commences material operations, the Company will be organized in conformity with the requirements for qualification and taxation as a real estate investment trust (“REIT”) under the Code, and the Company’s proposed method of operations will enable it to continue to meet the requirements for qualification and taxation as a REIT under the Code; and

(ii) the discussion in the Registration Statement under the heading “Federal Income Tax Considerations,” to the extent that it constitutes matters of federal income tax law or legal conclusions relating thereto, is a fair and accurate summary of the U.S. federal income tax considerations that are likely to be material to a holder of the Company’s Shares.

We express no opinion on any issue relating to the Company, the Operating Partnership or the discussion in the Registration Statement under the heading “Federal Income Tax Considerations” other than as expressly stated above.

The Company’s qualification and taxation as a REIT will depend upon the Company’s ability to meet on a continuing basis, through actual annual operating and other results, the various requirements under the Code as described in the Registration Statement with regard to, among other things, the sources of its gross income, the composition of its assets, the level of its distributions to stockholders, and the diversity of its stock ownership. We will not review the Company’s compliance with these requirements on a continuing basis. Accordingly, no assurance can be given that the actual results of the operations of

Morris, Manning & Martin, LLP

the Company for any given taxable year will satisfy the requirements under the Code for the Company’s qualification and taxation as a REIT.

This opinion letter is rendered to you for your use in connection with the Registration Statement. Except as provided in the next paragraph, this opinion letter may not be distributed, quoted in whole or in part or otherwise reproduced in any document, filed with any governmental agency, or relied upon by any other person for any other purpose (other than as required by law) without our express written consent.

We consent to the use of our name under the captions “Federal Income Tax Considerations” and “Legal Matters” in the Registration Statement and to the use of these opinions for filing as Exhibit 8.1 to the Registration Statement. In giving this consent, we do not hereby admit that we come within the category of persons whose consent is required under Section 7 of the Securities Act of 1933, as amended, or the rules and regulations of the Commission thereunder.

Very truly yours,
MORRIS, MANNING & MARTIN, LLP

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